

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2012

<u>Via E-mail</u>
J. Michael Wilder
Vice President, General Counsel and Secretary
MPLX LP
200 E. Hardin Street
Findlay, Ohio 45840

Re: **MPLX LP**
        Amendment No. 2 to Registration Statement on Form S-1
        Filed September 7, 2012
        File No. 333-182500

Dear Mr. Wilder:

        We have reviewed your amended registration statement and letter dated August 10, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Registration Statement on Form S-1</u>

<u>Cash Distribution Policy and Restrictions on Distributions, page 54</u>

1.   We note your responses to prior comments three and four from our letter to you dated August 27, 2012. Insofar as it will be quantified in the partnership agreement, please disclose how and when the specified MQD rate may be changed. Also please provide expanded disclosure to explain further the interplay between common unit arrearages and your cash distribution policy. For example, discuss the extent to which such arrearages

would accrue if your general partner makes a determination not to make distributions in an amount that is at least equal to the minimum quarterly distribution.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements. Please contact Sirimal R. Mukerjee at (202) 551-3340, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Brett Braden
        Latham & Watkins LLP